Exhibit (a)(2)

News Release

For:	Methode Electronics, Inc. 7401 West Wilson Avenue Chicago, IL 60706	Contact:	Joey Iske Director of Investor Relations 708-457-4060 jiske@methode.com

Methode Electronics Reaches Agreement with the William J. McGinley Marital Trusts

        CHICAGO, July 21, 2003 — Methode Electronics, Inc. (Nasdaq: METHA) has reached an agreement with the William J. McGinley Marital Trusts and affiliated family members (the "McGinley Trusts") which, when completed, will result in the redemption of its Class B stock and the elimination of the Company's dual class structure.

        The McGinley Trusts own an aggregate of 931,760 Class B shares. Under the Agreement, Methode today redeemed 750,000 of the McGinley Family Trusts Class B stock at $22.75 per share. The McGinley Trusts have agreed to vote their remaining shares in favor of a merger of the Class B shares pursuant to which all remaining holders of Class B shares will receive $23.55 per share. Upon shareholder approval of the merger the Company will have paid an overall blended price for all of the Class B stock of $23.00 per share, equal to the previously announced unsolicited tender offer by Dura Automotive Systems. Upon completion, the McGinley Trusts will receive an aggregate price of $22.90 per share for its Class B holdings.

        Warren L. Batts, Chairman of the Special Committee of the Class A directors, said, "We are delighted to announce this agreement which is a favorable outcome for all Methode shareholders."

About Methode Electronics

        Methode Electronics, Inc. is a global manufacturer of component and subsystem devices. Methode designs, manufactures and markets devices employing electrical, electronic, wireless, sensing and optical technologies. Methode's components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets. Further information can be found at Methode's website http://www.methode.com.